CTC Media, Inc.

15A Pravda Street

Moscow, Russia, 125124

Tel: +7 (495) 785 6333

Fax: +7 (495) 785 6349

www.ctcmedia.ru

November 12, 2010

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Attention:  Larry Spirgel

100 F Street, N.E.

Washington, D.C.  20549

Re:                             CTC Media, Inc. (the “Company” or “CTC”)
Form 10-K for the Fiscal Year ended December 31, 2009
Filed March 1, 2010
File No. 000-52003

Dear Mr. Spirgel:

This letter is in response to the questions raised by the staff of the Securities and Exchange Commission (the “Staff”) during our phone discussion relating to the Company’s valuation of broadcasting licenses that took place on October 28, 2010.

The questions are provided for convenience along with the Company’s response.

1.              The Staff has asked CTC to describe how replacement assets are considered as contributory asset charges in our valuation model, particularly as we have two types of assets with relatively shorter lives: fixed assets and programming rights.

Response

In our multi-period excess earnings valuation model (“MEEM”), contributory asset charges (“CAC”) are included not just over the estimated useful life of the asset but economic reinvestments in these assets are made and maintained through the cost structure of our business or, in the case of fixed assets, through ongoing maintenance and investment charges.

Specifically in regards to our fixed assets, which are generally not significant (approximately1% (1)of our total DTV assets), the CAC calculation is applied to the fair value of the acquired fixed assets over a period of five years and also through the outflows of projected capital expenditures through the entire indefinite life of the umbrella license.

(1)  The figures included in this letter are for our most material umbrella license at DTV.  Our Channel 31 umbrella license is even less significant.

We deducted annual capital expenditures to replace our fixed assets directly from free cash flows attributable to the umbrella license.  The return on these assets was not estimated separately due to very low materiality and the sensitivity on the model (currently we estimated approximately $20k per annum in additional outflows).

Also for our programming rights which have a relatively short useful life (1 year) and which is one of the more significant assets (approximately 3% of our total DTV assets), we assumed for cash outflow charges in our MEEM model, that capital expenditures incurred during each year are incurred (and capitalized) and then fully amortized during the same year.  Therefore, we have considered the replacement of future program rights in our model to continue for the entirety of the useful life of the umbrella license (i.e. indefinitely).  We have also considered CAC related to the fair value of program rights as of the valuation date. Such CAC were determined based on the remaining useful life of such assets as a proxy for the return on these assets in our model.

We therefore believe the MEEM model we use is appropriate in its fundamental methodology as it considers both the return of and return on assets where it was material in determinating of the contributory charges and expenditures deducted from the model for the entirety of the useful life of the umbrella license being valued.

2.              The Staff has asked CTC to explain the considerations it gave on how the additional expense amounts included in our MEEM model approximates a contributory charge for an assembled workforce.

Response

While an assembled workforce intangible asset is not separately recorded from goodwill, it should however be considered as an intangible asset which contributes to the fair values of other assets and their use, and therefore a contributory charge should be estimated.  We believe this to be an area requiring the exercise of judgment and different approaches may be appropriate to estimate the charge.  In the process of estimating the amount of the charge, we considered the materiality and potential sensitivity these contributory charges have to the overall valuation model.  We therefore used the approach of allocating approximately $350K per annum of additional pre-tax corporate overhead costs and expenses as a proxy estimate of the contributory charge for an assembled workforce.  We reiterate, as mentioned in our phone discussion with the Staff, the costs we allocated to the model as CAC are not required operation costs.  All required operation costs of the umbrella license are directly included in the cash outflows.

To illustrate that the amount of costs that we allocated to our MEEM model is sufficient to compensate for the CAC, we recalculated the October 1, 2009 values used in our annual impairment test using a more traditional valuation approach based on a cost technique and determined that this estimate of the amount of the charge on an pre-tax basis would have been approximately $110K per annum based on the estimated fair value of an assembled workforce.  We can conclude that this different estimate did not materially change the original estimated fair value of the license or cause any impairment charges to be recorded.

In future valuations beginning from our October 1, 2010 annual impairment test, we will reevaluate the method we used to value the assembled workforce contributory asset charges in our MEEM models.

3.              The Staff has asked CTC to explain how its MEEM model ensures there is a proper consideration for the contributory nature of going concern in the fair value model used to value our umbrella licenses.

Response

We believe our MEEM model has appropriately considered the contributory nature of going concern as part of the fair value measurement of the umbrella licenses.  In our approach, we determined the most important component of going concern for consideration in our MEEM model is to estimate workforce contributory charges as a proxy for contribution of the going concern value.  We made this assumption and believe it to be supportable in our industry in Russia given the relatively short time necessary to put in place the infrastructure to support the umbrella broadcasting licenses.  In this estimate of contributory workforce charges, we made a proxy estimate in the form of an increase in pre-tax overhead costs, which was in excess of our more refined estimate solely required for the workforce, as described above.  We believe this more than fully captures the contribution of the going concern value in our model.

In our MEEM valuation model we specifically consider the CAC and cash outflows which are critical to our business model for all of our contributory assets.  These have been described in further detail in our previous responses and above.  We have addressed the assembled workforce question in response to question two and briefly in our previous response given the materiality to the overall valuation model.

We therefore believe our MEEM model is appropriate and considers a reasonable proxy estimate of the contribution of going concern value by including contributory asset charges for an assembled workforce.

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If you have any questions or comments regarding this response letter, please do not hesitate to contact me on +7 495 785 6350 or by email at bpodolsky@ctcmedia.ru.

Very truly yours,

/s/ Boris Podolsky
Boris Podolsky
Chief Financial Officer